

INVEST IN **PERVISTA**

AI-Powered Firearm Detection to Protect America's Classrooms

pervista.com   Oxon Hill, MD

Featured Investors

Cedric E. Nash   Cedric Nash, Founder of Black Wealth Summit

Cedric E. Nash

Syndicate Lead

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Vennard is a veteran technologist with a proven past for success. I'm in investing in the founder due to his track record of success. PerVista's solution addresses the growing issue in our country of gun violence. I'm a supporter of the 2nd amendment, however we need to leverage technology to the extent that we can, to minimize and eventual eradicate loss of life through gun violence. I hope others join me in my support of PerVista and other such technologies to make the world a safer place to live.

Invested $5,000 this round & $500,000 previously



Highlights

1 Currently Piloting with The Baltimore Orioles, Prince George's County, & Maryland Public Schools.

2 Est. $3.4 Trillion Global Market of K-12 schools, universities under threat from active shooters.

shooters.

3 Featured in Fortune Magazine, Technical.ly, WTOP, NBC 4 DC, Fox 5 DC, and CBS Baltimore.

4 More than $350,000 previously raised.

5 Soft launch of platform in Washington, DC Region already underway.

Our Founder



Vennard Wright CEO & Founder

Former CTO - EDS; Former Director of Technology - Hillary Clinton; Former Chief Information Officer (CIO) - Prince George's County, MD; Former CIO - WSSC Water; Former CIO & VP of Operations - Iron Bow Technologies; 2 x Innovator of the Year - 2023

AI-Powered 24/7 Threat Detection

Today gun violence and school shootings are an epidemic.

With PerVista, **there's hope.**

Our pioneering AI-powered platform is designed to transform the response to these tragic incidents.

PerVista's mission is simple: To enhance public safety by proactively identifying threats, aiming to significantly reduce the number of these devastating events.

A Stark Reality

Gun violence is the leading cause of death among American children and teens, with children falling victim to this epidemic on a daily basis.

PROBLEM

ISSUE
Year over year increase in the number of shooting in schools and public places.

IMPACT
Reduction of liability for stakeholders responsible for safety in public places.

CUSTOMERS
Schools, hospital systems, sports teams, concert venues, office buildings.

APPLICABILITY
More rapid dispatch of police officers to the scene of active shooter events.

In fact, since the 1999 Columbine tragedy, over 338,000 students have experienced gun violence at school. And on top of this 2022 marked the highest number of school shootings since Columbine, **mirroring a broader rise in gun violence nationwide.**

This needs to stop.

And it can.

With the right tools and awareness, **this trend is preventable and reversible.**

Our Innovative Platform

PerVista's solution is not just technological—**it's a call to action.**

It integrates:

- **Predictive Analytics**: Aligning with real-time crime statistics to proactively manage potential threats.

- **Secure Online Marketplace**: Ensuring secure transactions and promoting safe firearm storage to prevent unauthorized access and tragedies.

- **Tailored AI Technology**: Our proprietary AI is a vigilant sentinel, trained to detect firearms without compromising personal privacy.

- **Advanced Drone Technology**: Safely assessing dangerous situations, thereby minimizing the risk to human life.

SOLUTION

 **PREDICTIVE ANALYTICS**
Location rating index tied to real-time crime statistics, broken down by location and characteristics

 **ONLINE STOREFRONT**
Secure transactions within the PerVista Marketplace via authenticated web and mobile platforms



 **TAILORED TECHNOLOGY**
Proprietary Artificial Intelligence (AI) Model to match video images with firearms in PerVista database

 **DRONE TECHNOLOGY**
Indoor and outdoor drones to navigate dangerous situations, without risking human life

With more than 340 school shootings in 2023, a new record, the urgency has never been greater.

PerVista Provides Real-Time Situation Awareness to First Responders

By utilizing breakthrough AI algorithms to perform real-time video analysis, PerVista is designed to keep our educational environments analysis, PerVista is designed to keep our educational environments secure.



VS. THE COMPETITION

Feature Comparison	PerVista	Verkada	Zero Eyes	Omnilert
Firearm Detection	✓	✓	✓	✓
Tiered Pricing	✓	✓	✓	
Vulnerability Index	✓			
Marketplace	✓			
Drone Technology	✓			

This space does have competitors, but PerVista is the only solution that offers a full end-to-end proprietary experience, with built-in predictive analytics that help to drive enhanced physical security.



At the heart of this innovative platform lies advanced machine learning capable of detecting guns, unusual activities, behaviors, or potential threats.

By proactively identifying these indicators, PerVista enables timely and appropriate interventions, significantly reducing the risk of harmful incidents such as school shootings.

Visualize a safer future with PerVista - where sophisticated algorithms transform raw video feeds into invaluable tools for security.

Our platform is not just about surveillance; it's about anticipating and preventing potential threats, ensuring our children can focus on what truly matters - their education.

The Need For Real-Time Threat Detection Has Never Been Greater

Initially, PerVista's management plans on rolling out their solution to K-

12 schools, universities, and other public venues.

Our business model encompasses tier-based subscriptions, transaction fees through our secure marketplace, and additional revenue through equipment sales and installations.

 **MARKET SIZE**

Our Go-to-Market strategy targets K-12 schools, universities, and other public places that are under threat from active shooter events.

		
$3.4T	**$3.9B**	**$390M**
		Based on 10% penetration
Global Market	Domestic Market	Platform, Tools, Maintenance
7% CAGR	9.53% CAGR	
Total Addressable Market	**Serviceable Available Market**	**Serviceable Obtainable Market**

Invest in the Future of Public Safety

Your investment in PerVista is not just a financial decision; it's a stand against the epidemic of gun violence.

It's a commitment to protect the innocent, a vote of confidence in innovative technology, and a step towards a safer future.

Join us in our mission to redefine public safety through innovation and vigilance.